EXHIBIT NO. 2
FIRST AMENDMENT AGREEMENT TO THE STOCK PURCHASE
AGREEMENT

     This Amendment Agreement, effective as of July 19, 1996, is made by and between ESCO Electronics Corporation (ESCO) and GEC-Marconi
Electronic Systems Corporation (GEC).

     WHEREAS, GEC and ESCO executed a Stock Purchase Agreement
(the Stock Purchase Agreement), dated as of May 23, 1996, relating to the purchase and sale of 100% of the Common Stock of Hazeltine Corporation; and

     WHEREAS, the parties are desirous of amending Section 6.2(b) of the Stock Purchase Agreement,

     NOW, THEREFORE, the parties agree as follows:

     1. Section 6.2(b) of the Stock Purchase Agreement is hereby deleted in its entirety and replaced by the following:

     If the employment of any employee listed on Schedule 6.2(b) is involuntarily terminated without cause during the one year period after the Closing Date, Buyer will cause the Company to pay such employee an amount equal to no less than the sum of one years annualized base salary (which base salary shall be the greater of such employees annualized base salary on the Closing Date or on the date of termination) and the most recent annual bonus received by such employee, less any base salary and bonus paid to such employee by the Company during such one year period. Notwithstanding the above, if the employment of any employee listed on Schedule 6.2(b) is involuntarily terminated without cause during the two year period after the Closing Date, Buyer will cause the Company to pay such employee an amount equal to no less than the sum of six months annualized base salary (which base salary shall be employees annualized base salary on the date of termination) and one half (1/2) the most recent annual bonus received by such employee.
For purposes of this Section 6.2(b), the offer of a job within the Company or Buyer (which offer may require a residence relocation) with comparable compensation shall not be deemed to be an involuntary termination. As a prerequisite to eligibility for any entitlement under this Section 6.2(b), each employee listed on Schedule 6.2(b) whose employment is terminated must execute, in a form to be provided by Buyer: (a) a waiver and release agreement covering all employment-related claims against the Buyer, the Company and Seller, (b) a post-termination employment and solicitation restriction agreement (the Restriction Agreement) covering a reasonable period of time; and (c) a reasonable confidentiality and non-disclosure agreement (the Non-Disclosure Agreement). The Restriction Agreement will provide that the employee shall not accept employment with, provide consulting services for, or assist in the formation of a business which intends to become, a primary competitor of Buyer or the Company or their Affiliates, which employment, consulting, or formation relates to the sale, marketing, design and/or engineering of specific Buyer and Company products. The Restriction Agreement will set forth a reasonable list of primary industry competitors of Buyer and Company and a reasonable list of material specific products of Buyer and Company. The list of primary competitors and material specific products shall be subject to the mutual agreement of the employee and Buyer. Nothing contained in the Restriction Agreement shall preclude the employee from accepting employment or providing consulting services in the financial, legal, human resources or administration areas. The Restriction Agreement and the Non-Disclosure Agreement shall be suitable to each employees position and consistent with custom and practice in the defense industry and compliant with the laws of the State of New York. Failure to execute any or all of the above agreements by an employee listed on Schedule 6.2(b) will result in such employee being ineligible to receive the benefits of this Section 6.2(b), and instead such employee will be subject to the same termination/ severance benefits (with the same terms and conditions) as apply to all other employees of the Company.

     2. All other terms and conditions of the Stock Purchase Agreement shall remain unchanged.


     IN WITNESS WHEREOF, ESCO and GEC, by their duly authorized officers, execute this Agreement.

ESCO ELECTRONICS              GEC-MARCONI ELECTRONIC
CORPORATION                   SYSTEMS CORPORATION



By:/s/ Walter Stark           By:/s/ John A. Currier


Name: Walter Stark            Name: John A. Currier

     Senior Vice President,
Title:General Counsel & SecretaryTitle: Vice-President